

June 28, 2021

Robert Barlau
Manager
Gratus Capital Properties Fund III LLC
5155 E. River Rd. Ste. 404
Fridley, Minnesota 55421

> **Re: Gratus Capital Properties Fund III LLC**
> **Registration Statement on Form 1-A**
> **Filed June 16, 2021**
> **File No. 024-11552**

Dear Mr. Barlau:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hannah Menchel at 202-551-5702 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction